Contact

www.linkedin.com/in/dianaltucker (LinkedIn)
www.senoguard.com (Company)

Top Skills

medical device marketing, due diligence, market research, editor, consultant

market expertise ophthalmology, surgery, gynecology, obesity, minimally invasive

recognize opportunities, changes, trends, evolution vs revolution

Publications

Medical Device Daily

Diana Tucker

CEO and Founder of SenoGuard
Seal Beach, California, United States

Summary

Diana Tucker, CEO
DianaLTucker@gmail.com
847-309-1081 cell

Ability to lead teams with disruptive technologies to market adoption and commercialization of newly developed product. Interpret market trends and unmet needs well ahead of the curve and implement winning strategies to maximize the opportunity.

Successfully led teams with revolutionary new technologies into commerialization

Major Accomplishments:

Brought now standard-of-care ophthalmic laser into US in 9 months with $20 million first year (Allergan)

Created innovative cardiovascular product that JNJ commercialized

20 years by-lined writer for Thomson-Reuters Medical Device Daily covering emerging technologies and their financial impact on current market. Covered 20 of the 22 annual meetings of American Society of Breast Surgeons.

Initiated first social media program for innovative product directed to breast cancer patients, increasing revenues 5 fold ($5M to $25M in 18 months)

Value Proposition:

Known for "Incredible insight regarding VOC and strategic product positioning for emerging medical technologies. Ability to quickly understand the issues and how to optimize them."

Experience

SenoGuard
CEO & Co-Founder
January 2019 - Present (6 years 3 months)
Orange County, California Area

SenoGuard, Inc. is a start-up company developing an alternative to radiation following breast conserving surgery for early stage breast cancer.

I am currently the CEO and Co-Founder of SenoGuard, Inc. a start-up medical device company in the breast cancer treatment space. SenoGuard is developing a radiation-free treatment for early stage breast cancer that is low cost, making it accessible to all, and eliminates the cardiac & cosmetic damage caused by radiation.

Medical Market Intelligence
Founder & President
November 2013 - January 2018 (4 years 3 months)
Provide strategic direction for emerging companies with innovative paradigm shifting products based on market research, knowledge and trends. Develop social media campaigns to support traditional marketing.

Atossa Genetics, Inc.
Marketing Consultant
March 2014 - June 2015 (1 year 4 months)
Reported to the Executive VP of Sales & Marketing and performed market based services relative to immediate and long term need. Atossa has 5 distinct product areas all in the screening, diagnosis and treatment of breast cancer and I assisted in some form of marketing assistance for each including market research, trade shows, KOL development, and strategic direction.

Agendia
Sr. Director Global Marketing
March 2012 - October 2013 (1 year 8 months)
Irvine, CA

Grew market share from 5% to 10% against only entrenched competitor. Revenue growth from $5mm to $25mm in two years. Utilized internet-based (inbound) marketing, Direct-to-Social (patients) and traditional outbound marketing skills.

Identified 40% of un-served market and capitalized on it by developing inbound & social media marketing that resulted in revenue gains equivalent to a sales territory. Result: Increased revenue $1mm within months without cost of additional sales rep.

Initiated and implemented inbound marketing, resulting in over 2000 qualified leads in first year

Initiated social media programs, patient education website that generated sales equivalent to sales territory

Identified need for, and implemented professional education via webinars, regional educational programs.

Brought on PR firm and worked closely to achieve over 80 TV broadcasts nationwide on NBC, ABC affiliates that drove patients to ask for our tests. Cost per broadcast equaled sale of one test.

Developed patient education website and Face Book page used to propel social media campaigns that drove patients to referred doctors

Medical Market Intelligence
Founder, Chief Advisor
January 1992 - March 2012 (20 years 3 months)
Southern California

Specialized in the analysis of the medical device & diagnostics industry, with particular emphasis on current trends and future outlook for emerging medical technology. Clients included venture capitalists, investment banks and health care corporations seeking evaluation of public and private healthcare companies & technologies regarding their strategic direction, product positioning and other business criteria relevant to innovative products. Created strategic market plans based on market research & analytics, including market forecasts for new technologies. Provided data-based investment opinions to increase revenue, reduce cost, or minimize risk.

Gained 3 to 4 times as much knkowledge annually than would be possible working for a single company sequentially

Market research avoided million dollar loss for investment bank

Developed strategic plan for venture-backed emerging company that was sold to JNJ for large multiple

Attended all major trade shows to maintain byline as Contributing Writer for 3 publications: Medical Device Daily, Medtech Insights, Biomedical Business International

Created 3 to 4 strategic market plans (on average) annually for a variety of medical device companies

Biomedical Business & Technology
Executive VP
July 1987 - January 1992 (4 years 7 months)
Irvine, CA

Managed all operational functions over custom and shelf market research, newsletters, and reports. Produced over 20 executive conferences annually nationwide and identified top emerging technologies while showcasing top 40 emerging medical device companies. Personally maintained relationships with over 100 CEOs of start up companies.

American Medical Optics (now Abbott Medical Optics)
Director of Marketing
June 1982 - June 1987 (5 years 1 month)
Irvine, CA

Launched first-of-kind ophthalmic laser internationally; predicate device was $5 needle

Generated $20 million in first year

Expanded product line 30% to include capital equipment where only IOL's had been sold

Drove market position from lagging 4th to close 2nd overall and to #1 in lasers

Johnson and Johnson Cardiovascular
Product Director
June 1977 - July 1982 (5 years 2 months)
Irvine, CA

Out-performed & over-achieved: Promoted 5 times in 5 years: from sales rep, to trainer, sales manager, product manager to product director

Produced highest revenue as sales rep for both years in field

Developed & launched product line extension internationally that increased market share 10 points

Personally observed over 100 open heart surgeries nationwide

Demonstrated ability to relate to customer, understand needs, and develop product to meet those needs.

Education

Pepperdine University
MBA, Business · (1984 - 1986)

UC Irvine
BS, Molecular and Cellular Biology